Chesapeake Utilities Corporation
909 Silver Lake Blvd.
Dover, DE 19904

July 31, 2008

William Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE: Chesapeake Utilities Corporation; File No. 1-11590

Dear Mr. Thompson:

We are in receipt of the Staff’s comment letter dated July 25, 2008 regarding our Form 10-K for fiscal year ended December 31, 2007.  Following up on our conversation with Anthony Watson, Staff Accountant, we intend to provide our response by August 15, 2008.

Thank you for your consideration in this matter.

Sincerely,

/s/ John R. Schimkaitis

John R. Schimkaitis
President & Chief Executive Officer